

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Howard Root
Chief Executive Officer
Vascular Solutions, Inc.
6464 Sycamore Court
Minneapolis, Minnesota 55369

      Re: Vascular Solutions, Inc.
               Annual Report on Form 10-K
               Filed February 2, 2010
               File No. 000-27605

Dear Mr. Root:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jay Mumford
                    Senior Attorney